Evolving Gold Corp Announces Repriced Warrants

May 17, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the “Company”) is pleased to announce that it has now received exchange approval to reprice its outstanding share purchase warrants (the “Warrants”) with a current exercise price of $0.82 per common share expiring May 25, 2007. The exercise price of the Warrants has now been reduced to $0.35 per common share.

About Evolving Gold Corp.
Evolving Gold Corp. is a Canadian-based precious mineral exploration and development company focused on projects in SW United States, in particular Nevada. A strong team of highly experienced geo-science and financial professionals positions Evolving for aggressive acquisition and development of prospective gold properties.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo
President and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com
- finding gold in nevada -

The statements contained in this news release that are not historical facts are forward looking statements. Such statements are based on management's estimates, assumptions and projections using available information. The company cautions that actual financial results could differ materially from the current expectations due to a number of factors.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities
Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
 CNQ: GOLD              OTC-BB: EVOGF